

July 10, 2015

Via E-mail
Ms. Nina Tran
Chief Financial Officer
Starwood Waypoint Residential Trust
1999 Harrison Street
Oakland, CA 94612

> **Re:** **Starwood Waypoint Residential Trust**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 1-36163**
>
> **Form 8-K**
> **Filed May 12, 2015**
> **File No. 1-36163**
>
> **Form 8-K/A**
> **Filed May 14, 2014**
> **File No. 1-36163**

Dear Ms. Tran:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

General

1.   We note you purchased $958 million of real estate during 2014. We further note you have provided Rule 3-14 financial statements in a Form 8-K/A for your purchase of 707 homes from Waypoint Fund XI, LLC. Please tell us if the additional real estate acquisitions during 2014 are significant to require Rule 3-14 financial statements and related pro forma financial information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

2.   Please tell us the amount of personnel costs you have capitalized to real estate and deferred leasing costs. To the extent material, in future periodic filings, please also separately quantify and disclose the costs capitalized to real estate and deferred leasing costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A. To the extent you do not believe these amounts are material, please tell us how you made that determination.

Our Portfolio, page 62

3.   In future periodic filings, please disclose the weighted average year of purchase in your tabular portfolio disclosure on page 62.

4.   We note the table that provides a summary of your leasing as of December 31, 2014 on page 63. In future periodic filings, please also include the weighted average original lease term and the weighted average remaining length of leases in your tabular disclosure.

Results of Operations

Property Operating and Maintenance, page 78

5.   Please revise future filings to provide a discussion reflecting property operating expenses as a percentage of revenues for all periods presented. Please explain any significant variances among these percentages.

Liquidity and Capital Resources, page 81

6.   We note that you paid dividends of $5.5 million and had net cash used in operating activities of $81.1 million during the year ended December 31, 2014. In future periodic filings, please discuss the source(s) of these distributions within your Management´s Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future. Please provide an example of your proposed disclosure.

Master Repurchase Agreement, page 82

7.   With respect to your repurchase agreements, please quantify the average quarterly balance for all quarterly periods for which you have repurchase agreements. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. This information should be provided in future periodic filings for any repurchase agreement activity in the past three years, as applicable.

Asset-Backed Securitization Transaction, page 83

8.   In future filings, please provide a summary of the portfolio of the 4,081 homes in your securitization transaction. The information provided should be similar to the information you have provided in your table on page 62.

Cash Flows, page 84

9.   We note that you incur significant capital expenditures to renovate and maintain your homes. In future periodic filings, please disclose the amount of capital expenditures related to renovations on new acquisitions, redevelopments of stabilized properties, and other capital expenditures for the periods presented.

Aggregate Contractual Obligations, page 85

10.   It does not appear that you have included interest payments in your contractual obligations table. Please confirm, that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

Consolidated Balance Sheets, page 90

11.   Please revise future period filings to disaggregate your repurchase agreement from your senior SFR facility, or advise. Please refer to Rule 5-02 of Regulation S-X. Please also disaggregate the related cash flow activity on your Consolidated Statements of Cash Flows.

Consolidated Statements of Operations, page 91

12.   We note you have classified gains on loan conversions, net, as realized gains. Please tell us if you sold the related real estate or if you continue to own the real estate. To the extent you continue to own the real estate, please tell us how you were able to determine that these gains are realized. Within your response, please reference the authoritative accounting literature management relied upon.

13.   We note that you characterize realized gain on loan conversions, net as revenue. Please tell us how you determined this gain meets the definition of revenue pursuant to paragraph 78 of CON 6.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies

Investments in Real Estate, page 98

14.   We note that the fair value of your Real Estate is primarily determined using BPOs. We note your disclosure on page 103 regarding the nature of the brokers activities used to value the real estate. Please revise your disclosures to (1) Describe the process you undertake to validate the BPOs received; (2) Confirm the BPOs you receive provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and (3) Discuss any adjustments you make to brokers' valuation of real estate. Please provide us an example of your proposed disclosure.

15.   Please provide the following for all periods presented:
        a. Please tell us the gross realized gains and gross realized losses on sales of investments in real estate. Further, please compare the net proceeds for the real estate sold to the value assigned to the real estate based on the BPO. Please provide an explanation for any significant variances between the net proceeds and the fair value assigned.
        b. We note you have recorded impairment on real estate. Please clarify for us the change in circumstances that resulted in impairment from the initial fair value assessment.
        We may have further comment.

Non-Performing Loans, page 99

16.   For NPLs for which you have not elected the fair value option, please tell us if these loans gave rise to an accretable yield and nonaccretable difference. Within your response, please refer to ASC 310-30.

Schedule IV, page 130

17.   We note your disclosure that the carrying value of your loans approximates the aggregate cost for federal income tax purposes. We further note that you have elected the fair value option on certain NPLs. Please confirm for us that you continue to believe that the carrying value of your loans approximates that aggregate cost for federal income tax purposes or revise future periodic filings.

Form 8-K filed on May 12, 2015

Exhibit 99.1 Press Release, dated May 12, 2015

Estimated NAV, page 8

18.   We note your non-GAAP disclosure related to your estimated NAV measure. Please explain to us and disclose in future filings the methodologies used to determine the fair value of the investments in real estate and non-performing loans, including a qualitative and quantitative description of the material assumptions and estimates used in the analysis.

<u>Form 8-K/A filed May 14, 2014</u>

19.   We note you have provided Rule 3-14 financial statement for the period from March 3, 2013 to December 31, 2013. Please tell us if there is a leasing history for these properties for the period from January 1, 2013 to March 2, 2013. To the extent these properties were leased during that time, please tell us how you complied with Rule 3-14 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant